FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
November 30, 2021
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Ethan Horowitz
Ms. Wei Lu

Re:	EOG Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020 - Filed February 25, 2021
Response Letter dated October 6, 2021
File No. 001-09743

Ladies and Gentlemen:
On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we”, “us” or “our”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission” or “SEC”) set forth in the Staff’s letter to the Company, dated October 29, 2021, with respect to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2020 filed with the Commission via the Commission’s EDGAR system on February 25, 2021 (“2020 Form 10-K”) and (ii) the Company’s letter, dated October 6, 2021, in response to the comments of the Staff with respect to the 2020 Form 10-K set forth in the letter from the Staff to the Company dated September 9, 2021.
Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its responses to Staff comments 1, 3 and 4. Specifically, the Company requests that portions of its responses to Staff comments 1, 3 and 4 that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks (“[***]”) be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such responses contain confidential information. An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.
EOG - 001

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
November 30, 2021

For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

Response Letter Dated October 6, 2021
Form 10-K for the Fiscal Year Ended December 31, 2020
1.    Your response to prior comment 2 states that capital expenditures for climate-related projects, in fiscal year 2020 (and in prior fiscal years), did not constitute a significant portion of your overall exploration and development and other property, plant and equipment expenditures. Provide us with additional detail to support this statement by describing capital expenditures for climate-related projects and providing quantitative information.
Response:    The Staff’s prior comment 2 requested information regarding “climate-related projects”. Our capital expenditures program does not have a specific “climate-related projects” category. However, we have in the past undertaken, and are currently undertaking, various capital projects to help manage and minimize the emissions from our operations and improve our emissions performance. Examples of these projects include (i) the installation of tank vapor capture systems, (ii) the conversion of pneumatic pumps and controllers used in our operations to instrument air or solar power, (iii) the acquisition of infrared cameras and other thermal imaging technology in connection with our leak detection and repair (“LDAR”) program and (iv) the development and implementation of closed-loop gas capture infrastructure.
For purposes of our response to the Staff’s prior comment 2 and this response, it is our view that our emissions-related capital projects seem to be our most similar capital projects to what the Staff may mean by “climate-related projects”. Our capital expenditures for environmental projects, which are tracked separately, include these emissions-related capital projects as well as other environmental-related capital projects, such as the installation of water reuse infrastructure and spill prevention and management projects.
Capital expenditures for environmental projects (of which our emissions-related capital projects are a subset) constituted approximately one percent of our total expenditures for exploration and development and other property, plant and equipment (such expenditures in the aggregate, “total capital expenditures”) of $4.1 billion for fiscal year 2020 (as disclosed on page 44 of our 2020 Form 10-K) and are expected to constitute approximately one percent of our total capital expenditures for fiscal year 2021. Our total capital expenditures year-to-date in 2021 (for the nine months ended September 30, 2021) have been $3.1 billion (as disclosed on page 36 of our Form 10-Q for the quarterly period ended September 30, 2021).

EOG - 002

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
November 30, 2021

The capital expenditures for our emissions-related capital projects constituted approximately [***]% of our capital expenditures for environmental projects overall in fiscal year 2020 and are expected to constitute approximately [***]% of our capital expenditures for environmental projects overall in fiscal year 2021.
In fiscal years 2019 and 2018 (the other fiscal years covered by our 2020 Form 10-K), capital expenditures for environmental projects (of which our emissions-related capital projects were a subset) also constituted a small portion of our total capital expenditures in such years ($6.9 billion and $6.7 billion, respectively) (as disclosed on page 44 of our 2020 Form 10-K).
We believe the above quantitative information supports our view (expressed in our response to the Staff’s prior comment 2) that our capital expenditures for emissions-related capital projects (which, again, we view as our capital projects that seem most similar to what the Staff may mean by “climate-related projects”) in fiscal years 2020, 2019 and 2018 were not material to our business, financial condition or results of operations and did not constitute a significant portion of our overall exploration and development and other property, plant and equipment expenditures in such years.
2.    Your response to prior comment 3 regarding the indirect consequences of climate-related regulation or business trends refers to disclosure in your Form 10-K such as language regarding the price and availability of, and demand for, competing energy sources, including alternative energy sources, as a factor that could cause fluctuations in the prices for crude oil and natural gas. Tell us how you considered providing more specific language describing the kinds of impacts that climate-related regulation and business trends could have. Your response should address each of the items noted in our prior comment and support your statement that the consequences of climate-related regulation and business trends did not have (and were deemed not reasonably likely to have) a material impact on your business, financial condition, or results of operations.
Response:    We believe our 2020 Form 10-K disclosures identify the primary types of impacts that climate-related regulation and business trends could have on our business, financial condition and results of operations. As we are an oil and gas exploration and production (“E&P”) company whose principal products are crude oil, natural gas and natural gas liquids (“NGLs”), our disclosure to investors addresses how climate-related regulation and business trends may impact the demand for, and in turn the prices we receive for our production of, crude oil, natural gas and NGLs. Specifically, our 2020 Form 10-K disclosures (on pages 13-15) list various interrelated factors that could impact the demand for, and prices of, crude oil, natural gas and NGLs, including (i) the price and availability of, and demand for, competing energy sources, including alternative energy sources and (ii) the nature, extent and effect of climate-related regulation and initiatives. In addition, our 2020 Form 10-K disclosures (on pages 9 and 20-22)
EOG - 003

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
November 30, 2021

address how climate-related regulations and initiatives could impact our operations and the costs we incur (as part of our operations) to comply with such regulations and initiatives.
The Staff’s prior comment 3 lists the following five examples of trends that could have an impact on demand for our products or the reputation of our Company:

1.increased demand for goods that result in lower emissions than competing products;
2.increased competition to develop innovative new products that result in lower emissions;
3.increased demand for generation and transmission of energy from alternative energy sources;
4.decreased demand for services related to carbon-based energy sources; and
5.any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

We believe the disclosures in our 2020 Form 10-K address the potential effects of these trends. Specifically, we believe examples 1, 2 and 3 would express themselves most directly in the demand for, and in turn the prices we receive for, our products (crude oil, natural gas and NGLs). As noted above, pages 13-15 of our 2020 Form 10-K discuss the effect that changes in such commodity prices may have on us, as well as the various factors that may affect such commodity prices. With respect to example 4, EOG, as an E&P company, does not provide services related to carbon-based energy sources; rather, we produce carbon-based energy products (crude oil, natural gas and NGLs). However, decreased demand for services related to carbon-based energy sources could result in a decrease in the number of third-party service contractors or the availability to us of, and our access to, necessary third-party services, which may increase our operational costs, which risk is also discussed in our 2020 Form 10-K (on pages 7 and 17-19). Lastly, with respect to example 5, to the extent there are reputational risks that result from the exploration for, and production of, crude oil, natural gas and NGLs, EOG could experience such risk through an increased cost of capital. Our 2020 Form 10-K (on page 15) includes disclosure regarding (i) our substantial capital requirements, (ii) the risk that we may not be able to obtain financing on terms we consider acceptable, if at all, and (iii) the impact on us of higher interest rates.
We regularly reassess our risk factor disclosures and disclosures regarding regulatory matters and business trends in light of the then-current and anticipated regulatory environment and business trends. In preparing the disclosures in our Form 10-K for the fiscal year ended December 31, 2021 to be filed with the Commission in February 2022 (“2021 Form 10-K”), we
EOG - 004

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
November 30, 2021

will assess whether expanded and/or more specific disclosure of the kinds of impacts that climate-related regulation and business trends could have on our business, financial condition and results of operations would be of interest to an investor and beneficial to an investor’s understanding of our business, financial condition and results of operations. Our assessment will include consideration of the five examples cited by the Staff in its prior comment 3. Further, as climate-related regulation and business trends continue to evolve, we will provide appropriate updates and additional disclosures in our SEC filings.
3.    We note from your response to prior comment 4 that you did not incur any material weather-related damages to your property or operations in 2020 (and in prior fiscal years). Provide us with an analysis supporting this statement, including information quantifying weather-related damages incurred for the periods covered in your response and through the third quarter of fiscal year 2021.

Response:    EOG’s risk management group tracks individual damage and loss events affecting our property and operations. Individual damage and loss events that equal or exceed $[***] count toward the annual aggregate deductible under our property insurance coverage, while events below such dollar threshold do not. There were [***], [***], [***] and [***] weather-related damage and loss events affecting our property and operations in the years 2018, 2019, 2020 (the three fiscal years covered by our 2020 Form 10-K) and 2021 (year-to-date, through September 30, 2021), respectively. However, none of these weather-related events individually involved damages or losses equaling or exceeding $[***]. In total, these uninsured losses were, in the aggregate, less than $[***], $[***], $[***] and $[***], respectively, in the years 2018, 2019, 2020 and 2021 (year-to-date, through September 30, 2021).
As a gauge of the financial significance of the weather-related damages and losses incurred by EOG in the above periods, please note that our aggregate Lease and Well and General and Administrative expenses in fiscal years 2018, 2019 and 2020 were $1.7 billion, $1.9 billion and $1.5 billion, respectively, and in fiscal year 2021 (year-to-date, through September 30, 2021) were $1.2 billion.
We believe the above quantitative information supports our view (expressed in our response to the Staff’s prior comment 4) that weather-related damages and losses to our property and operations have not been material.

EOG - 005

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
November 30, 2021

4.    Your response to prior comment 5 states that in fiscal year 2020 (and in prior fiscal years), weather events did not have a material impact on the cost or availability of your insurance. Provide us with additional detail to support this statement including quantitative information covering the period through the current fiscal year.
Response:    Our property, facilities and operations are impacted from time to time by weather events, such as hurricanes, tropical storms, winter storms and flooding. We maintain property insurance coverage against such risks in accordance with what we believe are customary industry practices and in amounts and at costs that we believe to be prudent and commercially practicable.
The premium rates for our property insurance coverage are expressed as a percentage of the aggregate dollar value of the property for which EOG has elected coverage. The aggregate dollar value of the property for which we elect coverage, and therefore our premiums, will fluctuate from policy period to policy period, as we acquire and dispose of property and as the value of our covered property fluctuates (e.g., due to depreciation and other factors). We believe the premium rates and deductible under our property insurance coverage are appropriate indicators of the extent to which weather events have had an impact on the cost to us of insurance.
The premium rates for our property insurance coverage have stayed relatively flat (ranging from [***]% to [***]%) during the policy periods covering the years 2018-2021. Further, the deductible under our property insurance coverage has remained the same over the last five policy periods. We believe this quantitative information supports our view (expressed in our response to the Staff’s prior comment 5) that weather-related events have not had a material impact on the cost to us of insurance.
As stated in our response to the Staff’s prior comment 5, weather-related events also did not have a material impact on the availability to us of insurance. Further, no incumbent coverage provider declined to provide property insurance coverage to us (that is, declined to renew our property insurance coverage) in any of the above-referenced policy periods due to our loss history (weather-related or otherwise).
5.    We note your response to prior comment 6 identifies transition risks disclosed in your Form 10-K which appear to focus on changes in regulations and fluctuations in commodity prices. Tell us how you considered disclosing other immediate and long-term transition risks related to climate change that may affect you such as changes in customer behavior, advances in technology, shifts in preferences, and perceptions of the oil and gas industry.
Response:    We believe our 2020 Form 10-K disclosures identify the primary immediate and long-term transition risks for EOG, as an E&P company – specifically, (i) regulatory changes related to climate change, (ii) changes in demand for crude oil, natural gas and NGLs prompted
EOG - 006

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
November 30, 2021

by such regulatory changes and (iii) fluctuations in commodity prices prompted by (among other things) such regulatory changes and changes in demand, as well as climate-related initiatives and the price and availability of, and demand for, competing energy sources (including alternative energy sources).
The Staff’s comment notes changes in customer behavior, advances in technology, shifts in preferences, and perceptions of the oil and gas industry as examples of other immediate and long-term transition risks related to climate change that may affect EOG. While not specifically referenced in our 2020 Form 10-K disclosures, we believe such examples are encompassed by the risk factor discussion in our 2020 Form 10-K (on pages 13-15) in which we cite various interrelated factors that could impact the prices for crude oil, natural gas and NGLs, including (i) consumer and industrial/commercial demand for crude oil, natural gas and NGLs, (ii) the price and availability of, and demand for, competing energy sources, including alternative energy sources and (iii) the effect of worldwide energy conservation measures, alternative fuel requirements and climate-related initiatives.
Stated otherwise, we believe that changes in customer behavior, advances in technology relating to the energy sector, shifts in preferences and perceptions of the oil and gas industry are reflected through (i) the demand for our products (crude oil, natural gas and NGLs), (ii) the prices we are able to realize for our products, (iii) the cost to us in producing our products and (iv) the regulations governing our business and operations, each of which is addressed and discussed in the Regulation and Risk Factors sections of our 2020 Form 10-K. With respect to advances in technology relating to the energy sector specifically, as is discussed in our 2020 Form 10-K (on page 1), EOG is focused on innovation and utilization of advanced technologies throughout all aspects of our operations, to reduce both risks and costs.
As with our other Form 10-K disclosures filed with the Commission, we regularly reassess our risk factor disclosures and disclosures regarding regulatory matters and business trends in light of the then-current and anticipated regulatory environment and business trends. In preparing the disclosures in our 2021 Form 10-K, we will consider the immediate and long-term transition risks related to climate change that may affect our business and operations, such as those examples cited in the Staff’s comment, and will consider the appropriateness of, and interest and benefit to an investor of, additional and more specific disclosures. Further, as climate-related regulation and business trends continue to evolve, we will provide appropriate updates and additional disclosures in our SEC filings.

EOG - 007

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
November 30, 2021

6.    Your response to prior comment 7 states that you did not incur any material increase in compliance costs related to climate change in 2020 and prior fiscal years. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.
Response:    As is discussed in our 2020 Form 10-K, various laws, regulations, treaties and policies in respect of climate change have been enacted, proposed or are currently under consideration. The climate-related laws and regulations that are currently applicable to EOG’s business and operations are principally the emissions-related regulations issued by the U.S. Environmental Protection Agency (“EPA”). As is further discussed in our 2020 Form 10-K, these regulations, which are just one subset of the safety and environmental (“S&E”) regulations to which our business and operations are subject, include the EPA’s rule requiring annual reporting of greenhouse gas (“GHG”) emissions.
For purposes of our response to the Staff’s prior comment 7 and this response, it is our view that our costs of complying with the EPA’s emissions-related regulations seem to be the most similar to what the Staff may mean by “compliance costs related to climate change”.
Compliance with the EPA’s emissions-related regulations and other S&E regulations are part of our day-to-day, well-level operations, as the field personnel and other operations personnel in each of our operating offices carry out various S&E-related compliance activities as part of the office’s day-to-day operations. These activities include, among others, inspection, maintenance and repair of infrastructure, facilities and equipment and permitting and approval matters. The expenditures associated with these S&E-related compliance activities are integrated into each operating office’s overall operating expenditures and, depending on the nature of the particular expenditure, are included in “Lease and Well” expense or in “General and Administrative” expense, which are each shown in the “Operating Expenses” section of the consolidated income statements included in our Form 10-K and Form 10-Q filings with the Commission.
In addition to the compliance-related activities carried out by the field personnel and other operations personnel in our operating offices, the S&E personnel and regulatory compliance personnel in our headquarters office and operating offices also carry out various compliance activities related to the EPA’s emissions-related regulations and other S&E regulations. These activities include, among others, compliance with the EPA’s GHG emissions annual reporting rule referenced above, compliance with state and federal air emissions permits and related regulations and the surveys and inspections conducted pursuant to our LDAR program. The operating expenditures related to these compliance activities are integrated into the total operating expenditures of our S&E and regulatory functions and, depending on the nature of the particular expenditure, are included in “Lease and Well” expense or in “General and Administrative” expense on our consolidated income statements.
EOG - 008

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
November 30, 2021

Our response to the Staff’s prior comment 7 states that “[i]n fiscal year 2020 (and in prior fiscal years), we did not incur any material increase in compliance costs related to climate change”. As is discussed above, our operating expenditures in complying with the EPA’s emissions-related regulations (which costs, again, seem to be the most similar to what the Staff may mean by “compliance costs related to climate change”) are included in “Lease and Well” expense or “General and Administrative” expense on our consolidated income statements (depending on the nature of the specific expenditure). As indicated in the below table, not only have our Lease and Well expense and our General and Administrative expense (each on a per-barrel of oil equivalent (“Boe”) basis) not materially increased in recent years, but these expenses have either decreased overall (in the case of Lease and Well expense) or remained substantially the same (in the case of General and Administrative expense).

	2018	2019	2020	2021 (year-to-date; through 9/30/2021)
Lease and Well Expense per Boe ($)	4.89	4.58	3.85	3.63
General and Administrative Expense per Boe ($)	1.63	1.64	1.75	1.67
We believe this quantitative information and the related narrative discussion provided above support our view (expressed in our response to the Staff’s prior comment 7) that we have not, to-date, incurred any material increase in compliance costs related to climate change.

EOG - 009

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
November 30, 2021

_______________

If you have any questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.
Sincerely,
/s/ Timothy K. Driggers
Timothy K. Driggers
Executive Vice President and Chief Financial
Officer

cc:	Mr. William R. Thomas
Mr. Ezra Y. Yacob
Mr. Michael P. Donaldson
Ms. Ann D. Janssen
Mr. Gary Y. Peng

EOG - 010